SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of December 2005

STORA ENSO CORPORATION

(Translation of registrant’s name into English)

Kanavaranta 1

P.O.Box 309

00101 Helsinki, Finland

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F      X            Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                      No      X

News Release
December 21, 2005 at 12.00 GMT
Kanavaranta 1
00160 Helsinki, Finland
P.O. Box 309
FI-00101 Helsinki, Finland
Tel +358 2046 131
Fax +358 2046 21471
www.storaenso.com

Stora Enso’s profitability improvement programmes ahead of schedule

HELSINKI, Finland – Stora Enso (NYSE:SEO) today announced that Stora Enso’s profitability improvement programmes are progressing faster than anticipated. The Profit 2007 programme, with pre-tax profit improvement of EUR 300 million net, will have approximately EUR 50 million of provisions recorded in the fourth quarter 2005, mainly for redundancy costs. As previously announced, provisions of approximately EUR 310 million related to asset closures under the Asset Performance Review (APR) will also be recorded in the fourth quarter of 2005.

In addition, approximately EUR 30 million mainly due to redundancies at the four mills under scrutiny will be recorded as a non-recurring item in the last quarter of 2005. There will also be approximately EUR 40 million of asset write-downs due to additional restructuring during the fourth quarter of 2005, mainly in the Wood Products segment.

In summary, the fourth quarter 2005 non-recurring items will total approximately EUR 430 million. These provisions will have a cash impact of approximately EUR 160 million that will be incurred as the payments become due, mainly during 2006. However, there will be no cash impact in the fourth quarter of 2005.

The Company still expects operating profit excluding non-recurring items to be higher in the fourth quarter than the third quarter of 2005. Uncertainty in the timing of deliveries from Finnish mills over the year-end holiday period may result in some revenue being credited to the year 2006, instead of 2005. The ten-day strike at Langerbrugge Mill, Belgium in November will have a negative impact on the fourth quarter results.

These figures are unaudited.

For further information, please contact:

Tim Laatsch, SVP, Corporate Communications, Stora Enso North America, tel. +1 715 422 4023

www.storaenso.com

Stora Enso is an integrated paper, packaging and forest products company producing publication and fine papers, packaging boards and wood products, areas in which the Group is a global market leader. Stora Enso sales totalled EUR 12.4 billion in 2004. The Group has some 45 000 employees in more than 40 countries in five continents and an annual production capacity of 16.4 million tonnes of paper and board and 7.7 million cubic metres of sawn wood products, including 3.2 million cubic metres of value-added products. Stora Enso’s shares are listed in Helsinki, Stockholm and New York.

Stora Enso Oyj

Business ID 1039050-8

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 21, 2005	STORA ENSO CORPORATION

	By:	/s/ Hannu Ryöppönen
Hannu Ryöppönen
Senior Executive Vice President,
Accounting and Legal affairs

	By:	/s/ Jyrki Kurkinen
Jyrki Kurkinen
General Counsel